SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2019

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TABLE OF CONTENTS

Exhibit 99.1:	Supplemental Information Regarding the Jaguar and Land Rover Business of Tata Motors Limited

Forward-looking statements contain risks

The supplemental information regarding the Jaguar Land Rover Automotive plc and its subsidiaries (collectively “JLR”) business of Tata Motors Limited (“TML”) constituting Exhibit 99.1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to TML’s and JLR’s operating strategies, future plans, management goals, mergers and acquisitions and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its future business conditions and financial results; its cash flows; its dividends; its financing plans; the future growth of market demand of, and opportunities for, TML’s and JLR’s new and existing products; and future regulatory and other developments in the global automotive industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to TML and JLR, are intended to identify certain of these forward-looking statements. TML and JLR do not intend to update any forward-looking statement.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of TML and JLR with respect to future events and do not guarantee the future performance of TML or JLR. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

deterioration in economic, political and social conditions in the United Kingdom and Europe, North America, China and other markets in which we operate and sell our products could have a significant adverse impact on our sales and results of operations;

•

the impact of the United Kingdom’s contemplated exit from the European Union on our business, including potential changes in export volumes and customer behaviour, potential currency fluctuations, an uncertain regulatory climate and general macroeconomic instability;

•	intensifying industry competition that could materially and adversely affect our sales and results of operations;

•	the potential for new drive and other technologies being developed and the resulting effects on the automobile market;

•	the electric vehicle market and related opportunities may not evolve as anticipated, including that this market may remain relatively small;

•	new industry consolidation or alliances that allow our competitors to make strategic cost savings;

•	delays or limited availability of key inputs and related cost increases as a result of accidents or natural disasters;

•

new, revised or stricter laws, regulations and government policies, including those specifically regarding the automotive industry, such as industrial licensing, environmental laws and regulations, safety regulations and the potential that we may not be able to comply with these regulations and requirements;

•	import restrictions and duties, excise duties, sales taxes, value added taxes, product range restrictions, diesel and gasoline prices and road network enhancement projects;

•	the implementation and success of competitive new products, designs and innovations, and changing consumer demand for the premium cars and all-terrain vehicles we sell;

•	the implementation and success of our strategic priorities to grow our business;

•	future customer demand for premium performance cars and all-terrain vehicles;

•	fluctuations in interest rates and the currency exchange rate of our revenue against those currencies in which we incur costs and our functional currency;

•	the purchasing power of retail customers in the future and general consumer confidence for retail and corporate customers;

•	the availability and cost of consumer finance to our customers and fluctuations in used car valuations;

•	future over-dependence on certain key markets increasing the risk of negative impact following adverse changes in consumer demand in those markets;

•	disruptions to our supply chains or shortages of essential raw materials that may adversely affect our production and results of operations;

•	increases in input prices that may have a material adverse impact on our result of operations;

•	cybersecurity and other information technology risks;

•	privacy requirements under the new General Data Protection Regulation regime that may result in substantial changes to our IT environment and result in significant costs;

•	environmental, health and safety and other compliance requirements that may affect our operating facilities and result in significant costs;

•	the impact of climate change;

•

the implementation of new projects, including overseas joint ventures or automotive manufacturing facilities, and growth strategies, including cost-reduction efforts and entry into new markets and any potential mergers and acquisitions in the future;

•	under-performance of our distribution channels may adversely affect our sales and results of operations;

•

our operations could expose us to economic, political and other risks, including unexpected changes in regulatory and legal regimes, governmental investigations, political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics, labour strikes and other risks in the markets in which we operate and in emerging market countries in which we plan to expand;

•

changes in requirements under long term supply arrangements committing us to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller, which could have a material adverse impact on our financial condition or results of operations;

•	disruptions to our manufacturing, design and engineering facilities and their operations;

•

credit and liquidity risks, including the seasonal effect of a substantial decrease in our sales during certain quarters, and the terms on which we finance our working capital and capital and product development expenditures and investment requirements;

•	potential product liability, warranties and recalls of the products we manufacture;

•	the protection and preservation of our intellectual property;

•	the risks associated with joint ventures with third parties;

•	any future failure to implement and manage our strategy;

•	any future requirement to impair the value of our intangible assets in our financial statements;

•	potential labour unrest and the loss of one or more key personnel or the potential inability to attract and retain highly qualified employees;

•	pension obligations, which may prove more costly than currently anticipated, and the market value of assets in our pension plans, which could decline;

•	our insurance coverage may not be adequate to protect us against all potential losses;

•	the use of lithium-ion battery cells in some of our vehicles;

•	legal proceedings and governmental and supra-national investigations, as well as adverse publicity connected with such proceedings and investigations;

•	increasing tax liabilities in the geographical markets where we operate;

•	failures and weaknesses in our internal controls;

•	new and changing corporate governance and public disclosure requirements;

•	relations with our shareholder; and

•	other factors beyond our control.

Financial Statements and Other Financial Information

The audited consolidated financial information of JLR included herein as at and for the fiscal years ended 31 March 2017, 2018 and 2019 have been prepared in accordance with IFRS. The financial figures for the year ended 31 March 2016 have been restated due to the change in accounting policy for presentation of foreign exchange gains and losses. The condensed consolidated interim financial statements, which are included herein, are the unaudited condensed consolidated interim financial statements of JLR as at 30 September 2019, and for the six months ended 30 September 2019, have been prepared in accordance with IAS 34. Additionally, the unaudited condensed consolidated interim financial statements of JLR and its consolidated subsidiaries as at 30 September 2018 and for the six months ended 30 September 2018 were prepared in accordance with IAS 34. Although the comparative financial information for the three months ended 30 June 2017 presented in JLR’s unaudited condensed consolidated interim financial statements as at 30 June 2018 and for the three months ended 30 June 2018 have been restated to reflect the adoption of IFRS 9, the financial information for the three months ended 30 June 2017 presented in JLR’s unaudited condensed consolidated interim financial statements as at 30 June 2017 and for the three months ended 30 June 2017 and the fiscal years ended 31 March 2016, 2017 and 2018 is presented on a non-restated basis. Starting 1 April 2018, JLR has implemented IFRS 9 and IFRS 15. Therefore, the financial information for the six months ended 30 September 2018, Fiscal 2019 and the six months ended 30 September 2019 reflect the requirements of IFRS 15. Financial information prior to 1 April 2018 presented in this Exhibit, including Fiscal 2018 and Fiscal 2017, is not restated to reflect the requirements of IFRS 15. The income statement impact for the adoption of IFRS 9 was a reduction in “profit before tax” of £24 million and a £20 million reduction in “profit after tax” for the three months ended 30 June 2017.

You should consult your own professional advisers for an understanding of the differences between IFRS and US GAAP and how those differences could affect the financial information contained in this Report. There are a number of differences between IFRS and US GAAP. TML has not prepared financial statements in accordance with US GAAP or reconciled these financial statements to US GAAP and is therefore unable to identify or quantify the differences that may impact JLR’s reported profits, financial position or cash flows were they to be reported under US GAAP.

JLR would not be able to capitalize product development costs if it were to prepare its financial statements in compliance with US GAAP. Under IFRS, research costs are charged to the income statement in the year in which they are incurred. Product development costs incurred on new vehicle platforms, engine, transmission and new products must, however, be capitalized and recognized as intangible assets when (i) feasibility has been established, (ii) technical, financial and other resources to complete the development have been committed and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest costs incurred in connection with the relevant development are capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset. JLR amortizes product development costs on a straight-line basis over the estimated useful life of the intangible assets. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

This Exhibit also includes unaudited condensed consolidated financial information for the twelve months ended 30 June 2018 for Jaguar Land Rover Automotive plc and its subsidiaries, which has been derived by aggregating the relevant results for the year ended 31 March 2018, as adjusted for IFRS 9, and the three months ended 30 June 2018, reported in accordance with IFRS 9, and subtracting the three months ended 30 June 2017, as adjusted for IFRS 9, to derive results for the twelve months ended 30 June 2018 as if IFRS 9 had been applied for the twelve month period ended 30 June 2018. The unaudited condensed consolidated financial information for the twelve months ended 30 June 2018 is not prepared in the ordinary course of JLR’s financial reporting and has not been audited or reviewed. The unaudited condensed consolidated financial information for the twelve months ended 30 June 2018 presented herein is not required by or presented in accordance with IFRS or any other generally accepted accounting principles.

The preparation of financial statements in conformity with IFRS requires JLR to use certain critical accounting estimates. It also requires its directors to exercise their judgment in the process of applying JLR’s accounting policies.

The consolidated financial statements have been prepared based on the fiscal year and are presented in British pounds rounded to the nearest £1.0 million. The consolidated financial statements have been prepared under the historical cost convention modified for certain items carried at fair value, as stated in the accounting policies set out in the consolidated financial statements.

Internal Controls

Upon an evaluation of the effectiveness of the design and operation of JLR’s internal controls over financial reporting conducted as part of the corporate governance and public disclosure obligations of JLR’s parent, Tata Motors, we concluded that:

i.	there was a material weakness, such that our internal controls over financial reporting were not effective as at 31 March 2019; and

ii.	there was a material weakness, such that our internal controls over financial reporting were not effective as at 31 March 2018.

A material weakness, under the applicable auditing standards established by the PCAOB in the United States, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Material weakness as at 31 March 2019

During Fiscal 2019, we identified a material weakness as part of an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013) issued by COSO.

As at 31 December 2018, we assessed that there were sufficient indications that property, plant and equipment and intangible assets may need to be impaired, due to significant changes in market conditions (especially in China), technology disruptions impacting the industry, rising cost of debt and the business missing its internal budgets over the previous quarterly periods. Accordingly, an interim impairment test was performed, which resulted in a £3,105 million impairment charge as at 31 December 2018.

Forecast financial information produced to support our annual business planning process is a key data input into the impairment assessment. The controls associated with the business planning process were not effective to mitigate the risk of material misstatement in the financial statements. Specifically, controls over the completeness and accuracy of certain source data in the business planning process were not designed to operate to a sufficient level of precision to address the related risks of misstatement. In addition, ineffective risk assessment activities performed over the ad-hoc impairment assessment did not identify the increased precision required in the design of the controls, allowing such risk assessment activities to be ineffective in identifying those inputs that may contain a reasonable possibility of a risk of material misstatement.

It was therefore considered the design of internal controls over the preparation of the forecast financial information arising from the ineffective risk assessment activities to be deficient, and that this deficiency results in a reasonable possibility that a material misstatement could occur in the financial statements related to the impairment of our property, plant and equipment and intangible assets that may be required from time to time. It was determined that this deficiency constitutes a material weakness in internal control over financial reporting as of 31 March 2019, based on our evaluation under the criteria in Internal Control — Integrated Framework (May 2013) issued by COSO. Accordingly, it was concluded that we did not maintain effective internal control over our financial reporting as of 31 March 2019.

We undertook steps to remediate the control deficiencies relating to the forecast financial information. However, these control deficiencies were not fully remediated as of 31 March 2019 and therefore we are currently working to establish a detailed, sustainable plan to fully remediate the material weakness which will include:

•

Simplification of the business planning process and design of the associated controls, which would support any need for ad-hoc impairment assessments during the year in addition to the existing annual assessment;

•

Redesign of controls to reflect improved risk assessment and further improvements to the management review controls including consideration of aggregation levels, setting of management expectations and the investigation and resolution of outliers in those areas where this is insufficient; and

•	Additional controls to validate any late changes to the forecast financial information once the primary controls have operated.

The material weakness did not result in material misstatements of our financial statements. During the quarters ended 30 June and 30 September 2019, we assessed that there were no indications that property, plant and equipment and intangible assets may need to be impaired, and therefore the controls associated with the business planning process have not been required to operate.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Material weakness as at 31 March 2018

The material weakness identified with respect to the year ended 31 March 2018 related to privileged system access at one of our third party logistics providers. We use a third party service provider to manage logistics and finance with respect to Land Rover aftermarket parts. This service provider operates its own IT system, independent of our IT systems and maintains the majority of financial transactions and records relating to aftermarket parts for Land Rover vehicles, which are then used for our financial statements. Two default system accounts on the provider’s IT system had privileged access rights, including the right to process transactions and make changes to data relied upon in the preparation of our financial statements with respect to Land Rover aftermarket parts and were accessed during Fiscal 2018. Whilst no evidence exists to suggest these privileged accounts were used inappropriately, and they appear only to have been accessed by relevant IT personnel, we have been unable to obtain sufficient and appropriate evidence to confirm that access to these accounts was properly governed and restricted during Fiscal 2018. These accounts had access only to the provider’s IT system and not to our IT systems. However, given the pervasive nature of the access provided to these privileged accounts including, for instance, the potential to make changes to system configuration within the provider’s IT system, it is not possible to rely on a number of reports generated by the provider’s IT system with respect to data used for our financial statement preparation. While the information given by the provider is subject to additional controls and review procedures operated by us, these procedures are largely dependent on the data coming from the provider’s IT system. In particular, such a risk has the potential to affect recognition and measurement of revenue and the valuation accuracy of inventory in respect of Land Rover aftermarket parts.

We perform procedures such as independent checks over inventory, validation of cash allocation and settlement of sales transactions during the year. Due to the insufficient and appropriate evidence to confirm the restricted access, we performed additional procedures to ensure that there are no material misstatements in the financial statements as a result of this weakness. These included a review of physical security controls and the validation of inventory valuation cost against Jaguar Land Rover purchasing data. No material misstatements have been identified in the financial statements as a result of this weakness.

We have also worked with the third party provider to undertake remedial measures to improve the evidence that supports the appropriate granting of the privileged access and reduce the risk of such an event occurring again. To supplement this, the third party provider has introduced a new daily automated detective control that would identify any instances where such privileged access is assigned. A review of other relevant third party providers has not uncovered any similar issues. The material weakness was remediated in Fiscal 2019.

Due to its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Non-IFRS Financial Measures

In this Exhibit, we have included references to certain non-IFRS measures, including Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment. Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment are not IFRS measures and should not be construed as alternatives to any IFRS measure such as revenue, gross profit, other income, net profit or cash flow generated from/(used in) operating activities. We define “Adjusted EBITDA” as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/ losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation. We define “Adjusted EBIT” as Adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation. We define “Adjusted EBIT margin” as Adjusted EBIT divided by revenue. We define “free cash flow” (i) for the financial years ended 31 March, 2019, 2018 and 2017 and for the six months ended 30 September 2018, as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations and (ii) for the six months ended 30 September 2019, as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees paid. In each case, free cash flow before financing also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents. Following the adoption of IFRS 16, we exclude capital payments in relation to lease obligations from free cash flow as we consider that this better reflects our operating cash performance. As a result, free cash flow for the six months ended 30 September 2018 was negative £2,298 million as compared to negative £783 million for the six months ended 30 September 2019. We define “net cash/(debt)” as cash and cash equivalents plus short-term deposits less total balance sheet borrowings, which includes secured and unsecured borrowings and factoring facilities. We define “total product and other investment” as cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments, and expensed research and development costs.

In this Exhibit, we present Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt), total product and other investment and related ratios for Jaguar Land Rover Automotive plc and its consolidated subsidiaries. Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt), total product and other investment and related ratios should not be considered in isolation and are not measures of our financial performance or liquidity under IFRS and should not be considered as an alternative to profit or loss for the period or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating, investing or financing activities or any other measure of our liquidity derived in accordance with IFRS. Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment do not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of our results of operations. In addition, Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment, as we define them, may not be comparable to other similarly titled measures used by other companies. Please see “Summary Consolidated Financial and Other Data” for a quantitative reconciliation of Adjusted EBITDA to profit for the period, free cash flow to net cash generated from/(used in) operating activities, net cash/(debt) to cash and cash equivalents, and total product and other investment to net cash used in investing activities, in each case the nearest comparable IFRS financial measure.

Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin and free cash flow have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations in respect of Adjusted EBITDA, Adjusted EBIT and Adjusted EBIT margin include the following: (i) Adjusted EBITDA, Adjusted EBIT and Adjusted EBIT margin do not reflect our capital expenditures or capitalised product development costs, our future requirements for capital expenditures or our contractual commitments; (ii) Adjusted EBITDA, Adjusted EBIT and Adjusted EBIT margin do not reflect changes in, or cash requirements for, our working capital needs; (iii) Adjusted EBITDA, Adjusted EBIT and Adjusted EBIT margin do not reflect the interest expense, or the cash requirements necessary, to service interest or principal payments on our debt; (iv) although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements; and (v) Adjusted EBITDA, Adjusted EBIT and Adjusted EBIT margin exclude the impact of exceptional items and one time reserves and charges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 25, 2019